EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 40 and Series 25 Preference Shares

 All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Sept. 03, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 40 (“Series 40 Shares”) (TSX: BAM.PF.F) for the five years commencing October 1, 2019 and ending September 30, 2024, and also determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

Series 40 Shares and Series 41 Shares

If declared, the fixed quarterly dividends on the Series 40 Shares during the five years commencing October 1, 2019 will be $0.2518125 per share per quarter, which represents a yield of 6.105% on the most recent trading price, similar to the current yield. The new fixed dividend rate that will apply for the five years commencing October 1, 2019 represents a yield of 4.029% based on the redemption price of $25 per share.

Holders of Series 40 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on September 16, 2019, to convert all or part of their Series 40 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 41 (the “Series 41 Shares”), effective September 30, 2019.

The quarterly floating rate dividends on the Series 41 Shares will be paid at an annual rate, calculated for each quarter, of 2.86% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the October 1, 2019 to December 31, 2019 dividend period for the Series 41 Shares will be 1.13374% (4.498% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.283435 per share, payable on December 31, 2019.

Holders of Series 40 Shares are not required to elect to convert all or any part of their Series 40 Shares into Series 41 Shares.

As provided in the share conditions of the Series 40 Shares: (i) if Brookfield determines that there would be fewer than 1,000,000 Series 40 Shares outstanding after September 30, 2019, all remaining Series 40 Shares will be automatically converted into Series 41 Shares on a one-for-one basis effective September 30, 2019; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 41 Shares outstanding after September 30, 2019, no Series 40 Shares will be permitted to be converted into Series 41 Shares. There are currently 11,841,025 Series 40 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 41 Shares effective upon conversion. Listing of the Series 41 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX and, upon approval, the Series 41 Shares will be listed on the TSX under the trading symbol “BAM.PF.K”.

Series 25 Shares

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the October 1, 2019 to December 31, 2019 dividend period will be 0.99259% (3.938% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.2481475 per share, payable on December 31, 2019.

Brookfield Asset Management

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$385 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com